DSM Press Release

DSM, Corporate Communications,
P.O. Box [redacted]
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DSM

65E

Heerlen (NL), 15 December 2008

DSM announces actions to strengthen its competitive position

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, today announces actions to strengthen its competitive position. These actions are expected to deliver structural cost savings of up to EUR 100 million per year by 2010. In addition, DSM is also taking a number of measures to address the current more difficult market conditions. These market conditions together with the decision to currently prioritize cash over short term profitability are resulting in a revised full year guidance for 2008 operating profit of above EUR 900 million, around 10% higher compared to 2007 and a record result for the company.

By currently prioritizing cash over short term profitability, DSM ensures a continued strong balance sheet and financial position. DSM remains very soundly financed, with adequate short term financing and a healthy long term funding plan in place. Additional cash contributions to DSM's pension plans are currently not expected. In the short term, the measures taken will have a negative effect on the company's earnings, but over the longer term they will put DSM in an even stronger position to capture growth opportunities.

DSM's Life Sciences businesses, especially Nutrition, and DSM Dyneema have been relatively unaffected by the current economic circumstances and continue to perform well. However, some end markets of DSM's Materials Sciences businesses, particularly those exposed to weakening consumer spending such as automotive, building and construction, coatings and electrical and electronics, have seen a continued sharp drop in demand throughout the fourth quarter. This has occurred in combination with significant de-stocking in the downstream industries due to scarcity of credit and rapid price decreases of raw materials.

In those DSM business groups affected by the current difficult market conditions (DSM Fibre Intermediates, DSM Engineering Plastics, DSM Resins and some parts of the Base Chemicals and Materials cluster) temporary plant shutdowns have already been implemented in order to adjust to reduced demand. This temporary underutilization of assets causes losses but also achieves a reduction of working capital. In addition, lower raw material costs resulting in lower downstream prices have a significant adverse effect on inventory valuations.

A number of other measures, such as the reduction of temporary contract workers, postponement of projects and a stronger focus on purchasing prices, have also been implemented to improve cash flow and reduce costs. Full attention to customers in order to meet their needs and priorities in the current difficult context has been given the highest priority. DSM is also identifying new growth opportunities within the current market conditions and will continue its strategic commitment to innovation and sustainability.

Feike Sijbesma, chairman of the DSM Managing Board, said: *"It is clear that the turmoil which began in the financial sector is seriously eroding business and consumer confidence in the wider economy. Although our Life Sciences businesses are continuing to perform well, most of our Materials Sciences businesses have increasingly been affected by the economic downturn. We are swiftly taking the necessary actions to maximize our cash flow and preserve profitability by reducing working capital and costs while at the same time further strengthening our competitive position."*

In addition to these measures, DSM is taking a number of structural cost-saving actions to strengthen the profitability and future competitiveness, which are aimed to result in a reduction of DSM's total workforce by about 5% or 1,000 positions. Total savings of up to EUR 100 million per year are expected, to be fully achieved in 2010. The one-time cost of these savings is expected to be around EUR 50 million of which the first part of approximately EUR 20 million will be recognized as an exceptional item in Q4 2008.

In light of the deteriorating market conditions DSM is adjusting its full year 2008 guidance. The decision to currently prioritize cash over short term profitability, and inventory devaluations, will have a combined adverse effect of EUR 50-100 million. As a result of these actions and the current more difficult market conditions, the revised outlook for operating profit from continuing operations and before exceptional items for 2008 is above EUR 900 million, which still means a record year for DSM. At the publication of its third quarter results in October DSM provided guidance of around EUR 1,000 million.

"*Despite the significantly more difficult market conditions in some of our businesses, we are convinced DSM has chosen the right strategy with the accelerated transformation towards a Life Sciences and Materials Sciences company capable of sustainable growth. DSM will therefore continue its strategy with full vigor. With the actions announced today and our continued full commitment to our innovation programs we are convinced DSM will be in an even stronger position in the future*", Sijbesma said.

Investors and analysts call
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DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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